UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Corcept Therapeutics Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

218352102

(CUSIP Number of Class of Securities)

Atabak Mokari

Chief Financial Officer

Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, CA 94025

(650) 327-3270

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Telephone: (650) 328-4600

Facsimile: (650) 463-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$237,500,000	$22,016.25

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 10,000,000 shares of common stock, par value $0.001 per share, at the maximum tender offer price of $23.75 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction. The fee was previously paid in connection with the initial filing of the Schedule TO on November 8, 2021.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Corcept Therapeutics Incorporated, a Delaware corporation (“Corcept” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 8, 2021 (together with any amendments or supplements thereto, including Amendment No. 1 filed by the Company with the SEC on December 8, 2021 (“Amendment No. 1”), Amendment No. 2 filed by the Company with the SEC on December 15, 2021 (“Amendment No. 2”), Amendment No. 3 filed by the Company with the SEC on December 16, 2021 and this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $23.75 nor less than $20.75 per Share, as defined in the Offer to Purchase (defined below), in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2021 (together with any amendments or supplements thereto, including Amendment No. 1 and Amendment No. 2, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, including Amendment No. 1 and Amendment No. 2, the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer and the Schedule TO is expressly incorporated by reference herein.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Offer, which expired one minute after 11:59 p.m., New York City time, on December 15, 2021.

•

The Company has accepted for purchase 10,000,000 shares of its common stock at a purchase price of $20.75 per share, for an aggregate purchase price of $207,500,000, excluding fees and expenses relating to the Offer. The number of shares of common stock that the Company has accepted for purchase in the Offer represents approximately 9% of the total number of shares of common stock outstanding as of December 15, 2021.

•

Due to the oversubscription of the Offer, based on the final count described above, the Company accepted for purchase on a pro rata basis approximately 35% of the shares of common stock properly tendered and not properly withdrawn at the purchase price of $20.75 per share (other than “odd lot” holders, whose shares of common stock were purchased on a priority basis).

Items 1 through 11.

Amendment to the Offer to Purchase

The information set forth in the Offer to Purchase under the caption “Section 10. Certain Information Concerning Us” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding to the bullet-point list under the subheading entitled “Incorporation by Reference” the following:

“On December 20, 2021, the Company issued a press release announcing the final results of the Offer, which expired one minute after 11:59 p.m., New York City time, on December 15, 2021. A copy of such press release is filed as Exhibit (a)(9) to this Amendment and is incorporated by reference herein.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(9)         Press Release dated December 20, 2021”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corcept Therapeutics Incorporated

Date: December 20, 2021	By:	/s/ Atabak Mokari
Atabak Mokari
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 8, 2021.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 8, 2021.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 8, 2021.*

(a)(1)(F)	Summary Advertisement, dated November 8, 2021.*

(a)(1)(G)	Form of Notice of Withdrawal.*

(a)(1)(H)	Email Communication to Employees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated November 8, 2021.*

(a)(6)	Press Release dated December 8, 2021.*

(a)(7)	Press Release dated December 15, 2021.*

(a)(8)	Press Release dated December 16, 2021.*

(a)(9)	Press Release dated December 20, 2021.

(b)	None.

(d)(1)	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Joseph K. Belanoff, M. D., dated September 19, 2008 (incorporated by reference to Exhibit 10.25 to the registrant’s Annual Report on Form 10-K filed on March 31, 2009).

(d)(2)	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and James N. Wilson, dated September 19, 2008 (incorporated by reference to Exhibit 10.28 to the registrant’s Annual Report on Form 10-K filed on March 31, 2009).

(d)(3)	Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the registrant’s Proxy Statement on Schedule 14A filed on May 7, 2009).

(d)(4)	Form of Option Agreement for options granted pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the registrant’s Annual Report on Form 10-K filed on March 15, 2011).

(d)(5)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Charles Robb, dated September 1, 2011 (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q filed on November 8, 2011).

(d)(6)	Corcept Therapeutics Incorporated 2012 Incentive Award Plan (incorporated by reference to Appendix A to the registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 21, 2012).

(d)(7)	Form of 2012 Incentive Award Plan Stock Option Grant Notice and Agreement (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form S-8 filed with the SEC on August 13, 2012).

(d)(8)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Hazel Hunt, dated August 3, 2020 (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020).

(d)(9)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Joseph Douglas (“J.D.”) Lyon, dated August 3, 2020 (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020).

(d)(10)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Sean Maduck, dated August 3, 2020 (incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020).

(d)(11)	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Atabak Mokari, dated March 1, 2021 (incorporated by reference to Exhibit 10.2 to the registrant’s Form 8-K filed on March 1, 2021).

(g)	None.

(h)

None.

*	Previously filed.